

November 5, 2013

Via E-mail
Mr. David E. Trine
Chief Financial Officer
Premiere Global Services, Inc.
3280 Peachtree Road, NE
The Terminus Building, Suite 1000
Atlanta, GA 30305

> **Re:** **Premiere Global Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 18, 2013**
> **File No. 001-13577**

Dear Mr. Trine:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 24

1. We note your disclosure that during 2012 you continued your strategy to transition PGi to a software-as-a-services ("SaaS") company. Please tell us the dollar amount or percentage of your sales generated from SaaS arrangements for each period presented and your consideration of incorporating this information into future filings. In this regard, it would appear that this information may be useful when analyzing the changes in revenues and any trends in your business. We refer to you Section III.B.1 of SEC Interpretive Release No. 33-8350.

Results of Operations

Net Revenues, page 27

2.   You state that net revenues on a consolidated basis were $505.2 million for the fiscal year
        ended December 31, 2012 compared to $473.8 million for the fiscal year ended
        December 31, 2011; however, the disclosure provides little insight into the impact on net
        revenues of the underlying conditions or business developments that significantly
        contributed to the increase in revenues from one period to the next, particularly with
        respect to changes in volume, selling prices and foreign currency fluctuations. Similar
        concerns exist with respect to the extent to which revenue was derived from new or
        existing customers and the level of customer attrition. Please tell us how you considered
        disclosing such information in management's discussion and analysis to provide readers
        with a better understanding of the impact on net revenues during the period
        presented. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release
        No. 33-6835.

Liquidity and Capital Resources

Cash Provided by Operating Activities, page 34

3.   You state that the increase in net cash provided by operating activities was primarily
        attributable to an increase in net income from continuing operations for each of the years
        ended December 31, 2012 and 2011. Please tell us your consideration of expanding this
        disclosure in future filings to provide a more detailed discussion of the underlying
        reasons for changes in working capital items that affected operating cash flows and
        include proposed draft disclosure in your response. We refer you to Section IV.B.1 of
        SEC Release 33-8350.

Notes to the Consolidated Financial Statements

Note 2. Significant Accounting Policies

Revenue Recognition, page 50

4.   You disclose that your revenue consists of usage fees, subscription-based, license fees
        and fixed-price annual commitments. You further disclose that revenue related to your
        virtual meeting solutions primarily consist of usage fees which are recognized ratably
        over the contract term and may include set-up fees and maintenance and update fees,
        which are typically also recognized ratably. Please clarify the following for us so we can
        better understand your arrangements:

        •   tell us whether you consider your SaaS arrangements to include those with usage
            fees;

- explain the circumstances in which a subscription-based fee would be paid and whether this subscription fee is paid in addition to or in lieu of usage fees. Also, tell us the amount of revenue generated from subscription-based fees versus usage fees in 2012;
- tell us the typical contract term for subscription-based fee and usage fee arrangements;
- explain your basis for recognizing usage fees ratably over the contract term for your virtual meeting solutions and refer to the authoritative guidance that supports your accounting; and
- tell us whether you consider the arrangements that include set-up fees, maintenance and update fees to have multiple elements, and explain how that impacts your accounting.

Note 14. Commitments and Contingencies

Litigation and Claims, page 63

5. Your disclosures regarding the $4.3 million state telecommunications excise tax assessment and the $6.2 million state corporate tax assessment indicate that you believe you are adequately reserved for both matters. It is unclear to us whether you believe that there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred for these matters. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you should either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that an estimate cannot be made. We refer you to ASC 450-20-50. Please advise us and provide us with proposed draft disclosure in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Mark Shuman, Legal Branch Chief, at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief